July 19, 2019

Confidential

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

USA

Attention:                                         Heather Clark, Senior Staff Accountant

Claire Erlanger, Staff Accountant

Ruairi Regan, Senior Staff Attorney

Brigitte Lippmann, Staff Attorney

Re:                             Wanda Sports Group Company Limited (CIK No. 0001771279)

Registration Statement on Form F-1 (File No. 333-232004)

Ladies and Gentlemen,

On behalf of our client, Wanda Sports Group Company Limited, a foreign private issuer organized under the laws of Hong Kong (the “Company”), we are filing herewith, via EDGAR with the Securities and Exchange Commission (the “Commission”), the Company’s responses to the comments contained in the Staff’s letter dated July 18, 2019 (the “Comment Letter”) on Amendment No. 2 (the “Amendment No. 2”) to the Company’s registration statement on Form F-1 intially filed on June 7, 2019 (the “Registration Statement”).

The Company plans to file Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Monday July 22, 2019.  Amendment No. 3 will only include the changes set forth below in the response to the Comment Letter.

In addition, the Company plans to request that the Commission declare the effectiveness of the Registration Statement on or about July 22, 2019, and will file the joint acceleration requests in time before the requested effective time.

The Company would greatly appreciate the Commission’s continuing assistance and support in meeting the proposed timetable for the offering.  On behalf of the Company, we wish to thank you and the other members of the Staff for your prompt response to the Company’s request for comments.

AFFILIATED WITH PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP, A NEW YORK LIMITED LIABILITY PARTNERSHIP WITH OFFICES OUTSIDE THE UNITED KINGDOM

The Staff’s comments are repeated below in italics and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Comments in Comment Letter dated July 18, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Judgments and Estimates Share Based Compensation, page 111

1.                          We note your disclosure that if you assume the fair value of a Class A ordinary share as of the date of grant of the options was calculated on the basis of US$13.50 per ADS, you expect you would incur the euro equivalent of US $47.6 million of share-based compensation expenses in the three months ending September 30, 2019 and an aggregate of the euro equivalent of US$94.4 million of share-based compensation expenses over the four-year vesting period. In light of the fact that your historical financial statements are presented in your reporting currency of the Euro, please revise these expense amounts to include the estimated amount in Euros.

In response to the Staff’s comment, the Company will revise in Amendment No. 3 the disclosure of pages 111 and 112 of Amendment No. 2 as follows (changes marked):

“To estimate the compensation expense, the fair value of those options as of the date of grant is based on the estimated fair value of a Class A ordinary share. By way of illustration, if we assume the fair value of a Class A ordinary share as of the date of grant of the options was calculated on the basis of US$13.50 per ADS, the midpoint of the estimated range of the initial public offering price shown on the cover of this prospectus, we expect we would incur the euro equivalent of US$47.6 million (€41.6 million, using the convenience translation set forth in “Exchange Rate Information”) of share-based compensation expenses in the three months ending September 30, 2019 and an aggregate of the euro equivalent of US$94.4 million (€82.4 million, using the convenience translation set forth in “Exchange Rate Information”) of share-based compensation expenses over the four-year vesting period (assuming no increase in the number of shares covered by the options under the anti-dilution provisions of the Management Equity Incentive Plan). For purposes of this illustration, we have further assumed that all time-based and performance-based vesting conditions will be met.”

Principal and Selling Shareholders, page 168

2.                          For each of your greater than 5% shareholders, please identify the natural person(s) who, directly or indirectly, exercise sole or shared voting and/or investment powers with respect to the shares held by such entity.

In response to the Staff’s comment, the Company will revise in Amendment No. 3 the disclosure in footnotes 4 and 5 on page 169 of Amendment No.2 as follows (changes marked):

“(4) Wanda Sports & Media (Hong Kong) Holding Co. Ltd. is indirectly held by Dalian Wanda Group Co., Ltd., which is controlled by Mr. Jianling Wang.  See also “Corporate History and Structure— Corporate Structure.”  The address of Wanda Sports & Media (Hong Kong) Holding Co. Ltd. is Room 1903, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong.

(5) Represents (i) 2,532,806 Class A ordinary shares held by IDG-Accel China Capital II L.P., (ii) 112,975 Class A ordinary shares held by IDG-Accel China Capital II Investors L.P., (iii) 2,923,588 Class A ordinary shares held by IDG China Capital Fund III L.P., (iv) 383,638 Class A ordinary shares held by IDG China Capital III Investors L.P. and (v) 3,307,227 Class A ordinary shares held by Achieve Square Holdings Limited.   The ultimate general partner of IDG-Accel China Capital II L.P. and IDG-Accel China Capital II Investors L.P. is IDG-Accel China Capital GP II Associates Ltd., which is controlled by Mr. Quan Zhou and Mr. Chi Sing Ho. The ultimate general partner of IDG China Capital Fund III L.P. and IDG China Capital III Investors L.P. is IDG China Capital Fund GP III Associates Ltd., which is controlled by Mr. Quan Zhou and Mr. Chi Sing Ho. Achieve Square Holdings Limited is controlled by Gold Ally Global

Limited, which in turn is controlled by Mr. Quan Zhou and Mr. Chi Sing Ho. IDG-Accel China Capital II L.P., IDG-Accel China Capital II Investors L.P., IDG China Capital Fund III L.P., IDG China Capital III Investors L.P. and Achieve Square Holdings Limited are under the common control of Mr. Quan Zhou and Mr. Chi Sing Ho who, directly or indirectly, hold voting and investment power for the foregoing five entities. IDG-Accel China Capital II L.P., IDG-Accel China Capital II Investors L.P., IDG China Capital Fund III L.P., IDG China Capital III Investors L.P. and Achieve Square Holdings Limited are collectively referred to as IDG Capital associated entities. The address of IDG-Accel China Capital II L.P., IDG-Accel China Capital II Investors L.P., IDG China Capital Fund III L.P. and IDG China Capital III Investors L.P. is Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.   The address of Achieve Square Holdings Limited is Vistra (Cayman) Limited, P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands.

Exhibits

3.                          In exhibit 5.1, please also provide a legal opinion for the ADSs offered by the selling shareholders.

In response to the Staff’s comment, Exhibit 5.1 has been revised and will be filed with Amendment No. 3.  The revised Exhibit 5.1 is attached hereto as Annex A with the changes marked.

If you have any questions or comments concerning this filing, the materials submitted herewith, or desire any further information or clarification in respect of the matters included herein, please do not hesitate to contact me (mbergman@paulweiss.com; +44.207.367.1601) or Xiaoyu Greg Liu (gliu@paulweiss.com; +86.10.5828.6302).

Your sincerely,

/s/ Mark S. Bergman

Mark S. Bergman

cc:                                                                    Hengming Yang, Chief Executive Officer, Wanda Sports Group Company Limited

Brian Liao, Chief Financial Officer, Wanda Sports Group Company Limited

Sandra Lin, EY

Matthew D. Bersani, Esq., Shearman & Sterling LLP

Xiaoyu Greg Liu, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP

Annex A                                    Revised Hong Kong law opinion (Exhibit 5.1)

Annex A

Revised Hong Kong law opinion (Exhibit 5.1)

Ladies and Gentlemen:

We have acted as Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong” or “HKSAR”) counsel to Wanda Sports Group Company Limited, a company incorporated under the laws of Hong Kong (the “Company”), in connection with the Registration Statement on Form F-1, as amended (the “Registration Statement”), of the Company, filed with the U.S. Securities and Exchange Commission pursuant to the U.S. Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder (the “Rules”).  You have asked us to furnish our opinion as to the legality of the securities being registered under the Registration Statement.  The Registration Statement relates to the proposed initial public offering (the “Offering”) of American Depositary Shares (“ADSs”) representing the Company’s Class A ordinary shares (the “Shares”).  ~~The ADSs that are the subject of the Offering comprise (i) ADSs offered by the Company (the Shares represented by such ADSs, the “Primary Shares”) and (ii) ADSs offered by certain selling shareholders.~~

In connection with the furnishing of this opinion, we have examined originals, or copies certified or otherwise identified to our satisfaction, of (i) the Registration Statement and (ii) the form of the Underwriting Agreement, included as Exhibit 1.1 to the Registration Statement (the “Underwriting Agreement,” together with the Registration Statement, collectively, the “Documents”).

In addition, we have examined (i) the Certificate of Incorporation of the Company dated November 28, 2018, (ii) the Amended and Restated Articles of Association of the Company adopted on and effective as of March 6, 2019, (iii) the Second Amended and Restated Articles of Association of the Company adopted on and effective as of July 5, 2019; (iv) written resolutions of the directors of the Company dated May 31, 2019 and minutes of a meeting of the board of directors of the Company held on July 4, 2019, and (v) minutes of a meeting of the shareholders of the Company held on July 5, 2019.

We have also relied upon the factual matters contained in the representations and warranties of the Company made in the Documents and upon certificates of public officials and the officers of the Company.

In our examination of the documents referred to above, we have assumed, without independent investigation, the genuineness of all signatures, stamps and seals, the legal capacity of all individuals who have executed any of the documents reviewed by us, the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as certified, photostatic, reproduced or conformed copies of valid existing agreements or other documents, the authenticity of all the latter documents and that the statements regarding matters of fact in the certificates, records, agreements, instruments and documents that we have examined are accurate and complete, and we have also assumed, without independent investigation, (i) all relevant documents and information which are material to the matters referred to in the “Opinion” section below have been provided to us and there are no other matters the omission of which in the documents provided by or in relation to the Company would make any statement in this opinion letter incorrect or misleading and (ii) there are no provisions of the laws of any jurisdiction outside Hong Kong that would have any implication in relation to the opinions expressed herein.

On July 1, 1997, Hong Kong became the Hong Kong Special Administrative Region (the of the People’s Republic of China. On April 4, 1990, the National People’s Congress (the “NPC”) of the People’s Republic of China adopted the Basic Law of the HKSAR (the “Basic Law”). Under Article 8 of the Basic Law, the laws of Hong Kong in force at June 30, 1997 (that is, the common law, rules of equity, ordinances, subordinate legislation and customary law) are to be maintained, except for any that contravene the Basic Law and subject to any amendment by the legislature of the HKSAR. Under Article 160 of the Basic Law, the laws of Hong Kong in force at June 30, 1997 are to be adopted as laws of the HKSAR unless they were declared by the Standing Committee of the NPC (the “Standing Committee”) to be in contravention of the Basic Law and, if any laws are later discovered to be in contravention of the Basic Law, they are to be amended or cease to have force in accordance with the procedure prescribed by the Basic Law.

On February 23, 1997, the Standing Committee adopted a decision (the “Decision”) on the treatment of laws previously in force in Hong Kong. Under paragraph 1 of the Decision, the Standing Committee decided (as translated by us) that “the laws previously in force in Hong Kong, which include the common law, rules of equity, ordinances, subsidiary legislation and customary law, except for those which contravene the Basic Law, are to be adopted as the laws of the HKSAR”.  Under paragraph 2 of the Decision, the Standing

Committee decided that the ordinances and subsidiary legislation set out in Annex 1 to the Decision (as translated by us) “which are in contravention of the Basic Law” are not to be adopted as the laws of the HKSAR. One of the ordinances set out in that Annex is the Application of English Law Ordinance (Chapter 88 of the Laws of Hong Kong) (the “English Law Ordinance”). The English Law Ordinance applied the common law and rules of equity of England to Hong Kong. We have assumed in giving this opinion that the effect of paragraph 2 of the Decision, insofar as it relates to the English Law Ordinance, is to repeal the English Law Ordinance prospectively and that the common law and rules of equity of England which applied in Hong Kong on June 30, 1997 continue to apply, subject to their subsequent independent development which rest primarily with the courts of the HKSAR that are empowered by the Basic Law to refer to precedents of other common law jurisdictions when adjudicating cases.  The judgement of the Court of Appeal of the High Court in HKSAR v Ma Wai Kwan David and Others, Res No. 1 of 1997 supports this assumption that the common law and rules of equity of England which applied to Hong Kong on June 30, 1997 continue to apply to the HKSAR.

Based upon the foregoing, and subject to the stated assumptions, exceptions and qualifications, we are of the opinion that:

1.   The Company is a private company limited by shares duly incorporated under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong).

2. The allotment and issue of the ~~Primary~~ Shares by the Company as ~~contemplated under~~ disclosed in the Registration Statement have been duly authorized by and on behalf of the Company and when allotted, issued and paid for as ~~contemplated~~ disclosed in the Registration Statement the ~~Primary~~ Shares has been or will be validly allotted and issued, fully paid and non-assessable.

This opinion is limited to the laws of Hong Kong and is rendered only with respect to the laws of Hong Kong, and the rules, regulations and orders under the laws of Hong Kong, that are in effect on the date of this opinion.  We express no opinion as to the laws of any other jurisdiction, and we do not undertake to advise you of any change in facts or law relevant to the opinions expressed herein.

We hereby consent to use of this opinion as an exhibit to the Registration Statement and to the reference to our name under the headings “Enforceability of Civil Liabilities” and “Legal Matters” contained in the prospectus included in the Registration Statement.  In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Act or the Rules.

Very truly yours,

/s/ PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP